FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY APPOINTS LEADERSHIP FOR DEVICES BUSINESS	2.

Document 1

  NEWS RELEASE

                                                                                                                                                                                                                                                                                        January 6, 2014

 FOR IMMEDIATE RELEASE

BLACKBERRY APPOINTS LEADERSHIP FOR DEVICES BUSINESS

Waterloo, ON – BlackBerry Limited (NASDAQ:BBRY; TSX:BB), a world leader in mobile communications, today announced that Ron Louks will join the Company as President, Devices and Emerging Solutions.

“I am pleased to add another outstanding addition to BlackBerry’s executive leadership team with the announcement of Ron today,” said John Chen, Executive Chair and CEO of BlackBerry.  “I am confident that Ron will bring the skills and expertise that will make an immediate impact to BlackBerry and to our customers around the world.”

Chen added, “Ron will focus on BlackBerry’s long-term product roadmap, including hardware, software and design, as well as the Company’s joint development efforts for high-growth markets.  A good deal of Ron’s time will be spent with customers, carriers and partners. On our path to return BlackBerry to profitability, nothing is more important than remaining deeply connected to our customers, and designing and delivering secure products that exceed their expectations.”

Ron Louks joins BlackBerry from The OpenNMS Group, where he served as the Chief Executive Officer.  Prior to that, Ron held many leadership positions over several decades in the technology industry, including as the Chief Strategy Officer of HTC America Inc. and the Chief Technology Officer at Sony Ericsson.

About BlackBerry

A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America.  The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Investor Contact:

BlackBerry Investor Relations
(519) 888-7465
investor_relations@blackberry.com

Media Relations Contact:

BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

 Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	January 6, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer